Exhibit 2

Westpac Banking Corporation ABN 33 007 457 141
Level 20, 275 Kent Street
Sydney NSW 2000
Email: investorrelations@westpac.com.au
www.westpac.com.au

Dear Shareholder

Cessation of Westpac’s Shareholders Benefits Package

Westpac values its retail shareholders and has maintained a package of discounted products and services for shareholders since 1998.

With a very low take up in the Shareholders Benefits Package and increasing costs, we suspended the Package in November 2008 and asked shareholders to provide feedback to assist in a review of the Package.

We received much feedback from shareholders, and while there was some support for the Package, many of the benefits were seen as of little relevance to their needs and of little value.

The Package has been costly and difficult to administer, a factor that has been impacted by the expansion of The Westpac Group’s suite of brands and products. In particular, The Westpac Group now operates multiple financial services brands including Westpac, St. George, BankSA, RAMS and BT Financial Group.

With only a small proportion of shareholders benefiting and an increasing cost to administer, we have decided to end the Package. This is to take effect 30 June 2009.

While we have ceased the Package, we will continue to make special offers to shareholders, the first of which appears in our shareholder newsletter included in this mailing.

We trust that shareholders appreciate the need to make these changes, which we believe are in the best interests of all shareholders. Frequently asked questions and answers on these changes are printed on the reverse of this letter.

For shareholders who have accessed a Term Deposit or a BT Margin Loan benefit prior to 30 June 2009, the benefit will continue until the next rollover or expiry date in the case of a Term Deposit, and the renegotiation/closing of any discounted Margin Loan account. Shareholders holding a Westpac Choice account under the Package as at 30 June 2009 will continue to receive that benefit until further notice. No action is required for shareholders with these accounts.

We encourage shareholders to speak with our branch employees, as they will be able to advise you on the products and services that best suit your needs.

If you have any questions, please contact the Shareholders Benefits Package line on 1300 360 599 or +61 2 9293 9270 from outside Australia.

Thank you for your continued support.

Anna Sandham

Company Secretary

2 July 2009

Questions and Answers on the Cessation of the Shareholders Benefits Package

Why is the package being terminated?

The review of the Package has confirmed that: it is costly to run and manage; historically less than 10% of all shareholders had taken advantage of the Package; and, based on feedback from shareholders, the Package benefits are not relevant to their needs.

On this basis the decision has been made to cease offering the Package, effective 30 June 2009.

What is the effective date of the termination of the Package?

The package ceased to be available from the close of business 30 June 2009.

For how long will any existing benefits be honoured?

For shareholders who have accessed a Term Deposit or a BT Margin Loan benefit prior to 30 June 2009, those benefits will continue until the next expiry date in the case of a Term Deposit, and the renegotiation/closing of any discounted Margin Loan account. Shareholders holding a Westpac Choice account under the Package as at 30 June 2009 will continue to receive that benefit until further notice. All other benefits have now ceased.

Will I lose my Westpac Choice monthly administration fee free account benefit?

No, shareholders who hold a Westpac Choice account under the Package as at 30 June 2009 will continue to receive that benefit until further notice, providing they continue to hold 500 or more Westpac ordinary shares in any one holding.

What do I need to do to continue to receive my Westpac Choice benefit? Will I receive a new Benefits Card to replace the one that expired on 30 June 2009?

You do not have to take any action. The benefit will continue until further notice provided you remain eligible. Westpac will not be sending out any new benefits cards.

At least one other bank still has a benefits program. Why has Westpac decided to terminate its longstanding Package?

The Package is costly to run and manage particularly when The Westpac Group now operates multiple brands; historically less than 10% of shareholders had taken advantage of the Package; and, based on feedback from shareholders, the Package benefits are largely not relevant to their needs.

Will the Package be replaced by other benefits?

Westpac intends to trial providing more relevant and competitive product and service offerings to Shareholders from time to time that better meet shareholders’ needs. The first benefit, for discounted brokerage, is detailed in our newsletter.

If I took out a benefit prior to 30 June 2009, will that benefit still be honoured – for example a Term Deposit with an expiry date after 30 June 2009?

Yes, where a time-bound benefit, such as a Term Deposit, expires after 30 June 2009, the benefit will be allowed to run on to its next expiry or roll over date.

In the case of a discounted Margin Loan account benefit, it will remain in place until the loan is renegotiated or closed.

Who can shareholders contact for further information?

Shareholders can contact the Shareholders Benefits Package line on 1300 360 599 or +61 2 9293 9270 from outside Australia.